RESPONSE TO COMMENT

Form 10-K for the Year Ended March 31, 2006

Quarterly Financial Information (Unaudited), page 79

1. Comment: We have read your response to prior comment number 7 and it is unclear to us why you believe that your presentation complies with Item 3.02(a). In this regard, please explain to us why, at a minimum, you do not include costs of services within this presentation. Refer to the discussion in SAB Topic 6.G and, in particular, Question 3.

Response:

We have disclosed cost of services on a quarterly basis in our prior quarterly filings enabling the reader to compute a margin on a quarterly basis for prior periods. Therefore, in future filings, we will include “Cost of services (excludes depreciation and amortization)” as a line item in the presentation of the Quarterly Financial Information in our Form 10-K.